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                            BERKSHIRE HATHAWAY INC.
                               1440 Kiewit Plaza
                            Omaha, Nebraska  68131


                               January 22, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: Registration Statement on Form S-3 (the "Registration Statement") filed December 16, 1998 by Berkshire Hathaway Inc. (File No. 333-69063)
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Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Berkshire Hathaway Inc. hereby respectfully requests that the Registration Statement be withdrawn.

          The Registration Statement was filed in connection with Berkshire Hathaway's transaction with General Re Corporation to register securities of Berkshire Hathaway to be offered and sold in connection with the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries. We are making this withdrawal request because we have now determined that a registration statement on Form S-8 is sufficient to meet our requirements under the Securities Act.

          With any questions, please call R. Gregory Morgan ((213) 683-9107) or Mary Ann Lyman ((213) 683-9520) of Munger, Tolles & Olson LLP.

                              Very truly yours,

                              Berkshire Hathaway Inc.


                              By:  /s/ Marc D. Hamburg
                                   Marc D. Hamburg
                                   Vice President and
                                   Chief Financial Officer